Sentage Holdings Inc.

July 2, 2020

VIA EDGAR

Mr. William Schroeder

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sentage Holdings Inc. Amendment No. 1 to Registration Statement on Form F-1 Submitted May 8, 2020 CIK No. 0001810467

Dear Mr. Schroeder:

Sentage Holdings Inc. (the “Company”, “Sentage,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 4, 2020 regarding its Registration Statement on Form F-1 (the “Registration Statement”) confidentially submitted on May 8, 2020. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Form F-1 DRS submitted May 8, 2020

Prospectus Summary, page 1

1. We note that you are only managing the repayment and collection of loans that borrowers had obtained from individual investors through your offline loan recommendation business, which you had operated until the end of 2017, and that since the end of 2017 you have not charged any new fees for loan repayment and collection management. Consistent with your disclosure on page 59, disclose here that you have not provided any intermediary services for any new investors due to changes in related governing regulations in China. Please also expand your disclosure on page 59 to identify and discuss in detail the applicable regulations that impacted your business.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 1 and page 59 of the Amended Draft Registration Statement.

2. Consistent with your disclosure on page 64, please disclose in the prospectus summary the percentage of your operating revenue derived from your three business lines for the fiscal year ended 2019. Please also highlight in the prospectus summary that 91.3% of your 2019 revenue was derived from the consumer loan repayment and collection management services under engagements that will be completed by the middle of 2020. Also, consistent with your disclosure on page 61, clarify in the prospectus summary that you have not secured a new source of revenue to replace the loss of your current engagements. Please also include risk factor disclosure related to exiting your initial line of business, as applicable.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 3, 11, and 90 of the Amended Draft Registration Statement.

3. We note that the revenue generated from your payment services consisted of technology consulting and support fees. Consistent with your disclosure on page 60, please disclose here that you have not issued any prepaid cards for your potential customers yet. Please also reconcile this with disclosure in this section that appears to indicate you have issued prepaid cards, such as the disclosure that your “merchant customers choose us because we are a licensed prepaid card issuer capable of offering multipurpose prepaid cards and a licensed payment service provider.” In addition, consistent with your disclosure on page 64, clarify here that the number of customers for your prepaid network payment business was two for the fiscal year ended 2019.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 2 and page 60 of the Amended Draft Registration Statement.

Risk Factors, page 10

4. We note your disclosure on page 7 that you elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please revise to include a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosure.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 47 and page 73 of the Amended Draft Registration Statement.

5. Please also address in the risk factors any potential difficulties with the ability of U.S. regulators to conduct investigations, inspections, or collection of evidence within the PRC.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 34 of the Amended Draft Registration Statement.

Use of Proceeds, page 51

6. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. Refer to Item 3.C.1 of Form 20-F.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 51 of the Amended Draft Registration Statement.

Corporate History and Structure, page 55

7. Please include a separate paragraph for each entity listed in the diagram with the exception of the holders of the equity interest in Sentage Holdings, Inc. In each paragraph disclose:

●	the date formed and its business purpose;

●	the amount of assets and equity at December 31, 2019;

●	the number of employees at the same date;

●	the revenues earned and profit/loss for the year ended December 31, 2019; and,

●	how such revenues were earned and the fee structure in place at December 31, 2019.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 56 of the Amended Draft Registration Statement.

Key Financial Performance Indicators, page 64

8. Please revise your disclosure to state, if true, that data related to the number of service agreements under your consumer loan repayment and collection management business is as of the beginning of the period (i.e., January 1, 2018 and 2019).

Response: In response to the Staff’s comment, the Company revised its disclosure on page 64 of the Amended Draft Registration Statement.

Industry – Loan Recommendation Business Model, page 81

9. We note your disclosure on pages 2, 81, 89, 93 and 107 that as of the date of the prospectus, you deliver value in the form of delinquency rate of zero percent and that mortgage loans granted to borrowers recommended by the Company achieved a default rate of zero percent as opposed to an industry average of approximately 3% for similar loans. Considering you did not begin offering loan recommendation services until June 2019, it appears the loans recommended by the Company could be less seasoned than those captured in the industry average. Please enhance your disclosures to address this potential issue of comparability with industry averages and the fact that the delinquency and loss rates associated with the loans recommended by the Company may increase in the future as the loans become more seasoned.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 2, 81, 89 and 107 of the Amended Draft Registration Statement.

Continue to Invest in Technology, Focusing on Artificial Intelligence And Data Analytics, page 94

10. We note your plan to develop a mobile app. Please discuss in greater detail your plan regarding the development of a mobile app, including its intended purpose related to your products and services, the timeline of its development, and the anticipated costs to develop. Please also clarify if additional financing will be needed to develop this.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 52 and page 94 of the Amended Draft Registration Statement.

Maintain the Steady Growth of Our Loan Recommendation Business, page 95

11. You disclose that you have a signed memorandum of understanding with Jiangxi Finance Limited Group Co. Ltd., a state-owned asset management corporation. Please disclose the material terms and conditions of any relevant agreements, understandings or arrangements. If applicable, please also file the same as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K, or advise.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 95 of the Amended Draft Registration Statement and filed the memorandum of understanding as Exhibit 10.9 to the Amended Draft Registration Statement.

Repayment and Collection Management Process, page 96

12. We note your disclosure on page 97 that the total amount to be repaid and collected increased from approximately $68.0 million at December 31, 2018 to approximately $74.4 million at December 31, 2019. Please revise to explain how the amount to be repaid and collected increased during FY 2019 despite the fact that you are only managing the repayment and collection of loans that borrowers had obtained from individual investors which you operated until the end of 2017.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 97 of the Amended Draft Registration Statement to clarify this issue.

13. As a related matter, we note your disclosure on page 98 discussing the underlying reasons for the decrease in the total amount repaid and collected and yearly average repayment and collection rate for the 2019 fiscal year. Disclosure indicates that the decrease was due to the fact that you are only managing the repayment and collection of loans that borrowers had obtained from individual investors through your offline loan recommendation business, which you operated until the end of 2017, and the fact that your current loan servicing and collection management engagements will all be completed by the middle of 2020. Please revise your disclosure to elaborate on how these factors caused a decline in the amount repaid and collected and the yearly average repayment and collection rate, especially considering the fact that the total value of loans borrowers are obligated to repay investors increased during 2019.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 98 of the Amended Draft Registration Statement.

Business Partners, page 107

14. We note that you provide loan recommendation services to a group of funding partners, have maintained partnership with two third-party referral partners, maintained long-term partnerships with several third-party appraisers, and use services provided by technology companies such as Tianyancha and Qichacha to access larger borrower databases. We also note your disclosure on page 23 that you rely on third-party service providers, such as borrower acquisition partners, data providers, and third-party collection agencies, to conduct your business, and enter into collaboration contracts with fixed terms with such service providers. Please tell us whether you are substantially dependent upon any existing agreements with these service partners, and if so revise to summarize the material terms of any such agreements. Please also clarify the use of the term “funding partners” throughout so as to clarify to whom these partners are providing funding to. In this regard, please clarify if the funding partners are providing funds to your business or providing loans to borrower applicants you recommend to the “funding partners.”

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 23, 107 and 108 of the Amended Draft Registration Statement. The Company respectfully inform the Staff that it is not substantially dependent upon any existing agreements with these services providers.

Our Customers, page 110

15. We note your disclosure that you have had three active payment service customers. Please clarify what you mean by “active” payment service customers, and if and how this differs from your prepaid card payment services. Also reconcile this with your disclosure on page 64 that you have two customers for your prepaid payment network business. Further, provide support for your disclosure that a majority of your customers were established, large corporations, including large shopping malls, with the remaining customers being small-to-medium size merchants, and that the diversity of your merchant customers underscores the usability and flexibility of your offerings.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 64 and page 110 of the Amended Draft Registration Statement.

Our Collaboration with NetsUnion, page 111

16. We note that you entered into a network access agreement with NetsUnion in July 2019. We also note from your risk factor on page 20 that you are dependent on NetsUnion, and any changes to its rules or practices could harm your prepaid payment network business. Please file this agreement as an exhibit to the registration statement, or advise. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company filed the network access agreement with NetsUnion as Exhibit 10.10 to the Amended Draft Registration Statement.

Lock-Up Agreements, page 159

17. Please briefly describe the “certain exceptions” to the lock-up agreements.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 149 and 159 of the Amended Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Restricted Cash, page F-11

18. We note your disclosure on page F-11 that in connection with the Company’s newly launched prepaid payment network service business, the Company is required to make security deposit with PRC banks in order to issue prepaid gift and debit cards to customers. Please revise to include an enhanced discussion of the nature, terms and purpose of the security deposit, which is recorded as restricted cash.

Response: In response to the Staff’s comments, the Company revised its disclosure on page F-11 of the Amended Draft Registration Statement No.1 to provide an enhanced discussion of the nature, terms and purpose of the security deposit.

Revenue from consumer loan repayment and collection management services, page F-13

19. We note that your disclosure that loan repayment management fee is recognized when a specific borrower repays the principal and interests to an investor within the loan term and that once a specific loan is repaid the Company’s obligation is satisfied. We also note your disclosure that collection management fee is recognized at early of either successful recovery of full or part of a delinquent loan or after 12 months from the time such loan becomes delinquent. Lastly, we note your disclosure that these fees are recognized over time when designated services are performed. Please refer to ASC 606- 10-25-24 and revise your disclosure to clarify whether revenue is recognized at a point in time or over time and how you made that determination. In the event you recognize revenue at a point in time, please revise to include disclosures required by ASC 606-10- 50-19. In the event you recognize revenue over time, please revise to include the disclosures required by ASC 606-10-50-18.

Response: In response to the Staff’s comments, the Company is providing the following explanation as to why its performance obligations under our loan repayment and collection management services are satisfied over time:

In accordance with ASC 606-10-25-24, an entity shall determine at contract inception whether it satisfies the performance obligation over time or satisfies the performance obligation at a point in time. In addition, in accordance with ASC 606-10-25-27, an entity transfers control of a good or service over time, and therefore satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a. The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

b. The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced;

c. The entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date;

The criterion that “the customer receives and consumes the benefits as the entity performs” applies to the Company’s loan repayment and collection management services. Pursuant to the service agreements between the Company and its customers, customers authorized the Company to monitor and manage the repayment and collection process of outstanding loans over the loan terms which range from one to four years. In addition, when a loan becomes delinquent, the Company is then required to assist in collection efforts for an extended service period of 12 months starting on the day such loan becomes delinquent. The Company’s obligations include reconciling borrower repayment record and sending payment reminders and notices periodically, facilitating repayment upon maturity and collaborating with third-party collection agents and law firms in the event of delinquency. As a result, the Company’s performance obligation under these service agreements are carried out continuously over the term of the loan or for an additional 12 months for delinquent loans, and customers simultaneously receive and consume the benefit provided by the Company’s performance as the Company performs its obligations. As such, the Company determined that its performance obligations with respect to its loan repayment and collection management services are satisfied over time.

Additionally, in response to the Staff’s comments, the Company revised its disclosure on page F-14 of the Amended Draft Registration Statement No.1 to revise the disclosure of revenue recognition associated with the Company’s loan repayment and collection management services.

20. We note your disclosure on page F-13 that loan repayment management fee is recognized when a specific borrower repays the principal and interests to an investor within the loan term and that collection management fee is recognized at earlier of either successful recovery of full or part of a delinquent loan or after 12 months from the time such loan becomes delinquent. This disclosure appears to imply that you have identified two distinct services accounted for as separate performance obligations rather than one performance obligation with a single method of measuring progress. Please revise to clarify whether the loan repayment management fee and the collection management fee are accounted for as separate performance obligations or as a single performance obligation. Refer to ASC 606-10-25-14 through 25-22.

Response: In response to the Staff’s comments, the Company is providing the following explanation as to why its loan repayment and collection management services are accounted for as a single performance obligation,

In accordance with ASC 606-10-25-14, an entity should account for a promise as a separate performance obligation if the promise meets the criteria to be distinct or if it represents a series of distinct goods or services. In addition, in accordance with ASC 606-10-25-22, if a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the entity accounting for all the goods or services promised in a contract as a single performance obligation.

Pursuant to the Company’s agreements with customers, loan repayment and collection management services are parts of bundled services offered by the Company to customers and are not capable of being distinct because the Company is required to concurrently monitor and manage the repayment and collection process of outstanding loans to be entitled to receive a fixed service fee. There is no separate terms in service agreements to specify the Company’s contractual promise to transfer the loan repayment service and collection management service separately. Loan repayment service and collection management services are highly interrelated because the Company is required to follow up with the borrowers for repayment while at the same time put much efforts to assist in the collection efforts when the loan becomes delinquent. If a loan is successfully repaid upon maturity, the Company has no further obligation but still receive a fixed fee for this particular contract. On the other hand, if a loan becomes delinquent, the Company is required to exhaust all collection efforts on behalf of customer for an additional 12-month period from the date such loan becomes delinquent but no additional fee can be charged beyond the initial fixed fee. As a result, loan management services and collection management services are not separately identifiable in the context of the contract and accordingly are treated as a bundled single performance obligation.

Additionally, in response to the Staff’s comments, the Company revised its disclosures on page F-13 of the Amended Draft Registration Statement No.1 to revise the disclosure of revenue recognition associated with the Company’s loan repayment and collection management services.

21. As a related matter, we note your disclosure that pursuant to the service agreements, investors authorized the Company to monitor and manage the repayment and collection process of outstanding loans for a fixed service fee, which was paid upfront by investors. Please tell us the amount of the transaction price (upfront fee) allocated to each of the performance obligation(s) including significant judgements that influenced your allocation. Refer to ASC 606-10-32-28 through 32-41, ASC 606-10-50-17(b) and ASC 606-10-50-20(c).

Response: In response to the Staff’s comments, the Company is providing the following explanation as to why there is no variable consideration in our loan repayment and collection management services, and why, as a result, it allocates the transaction price to one single performance obligation:

In accordance with ASC 606-10-32-28 through 32-41, an entity should allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services. To meet the allocation objective, an entity shall allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis.

As explained in the Company’s response to comment #20 above, the Company’s loan repayment and collection management services are parts of bundled services specified in the service agreements and are not capable of being distinct because the Company is required to concurrently monitor and manage the repayment and collection process of outstanding loans to be entitled to receive a fixed service fee. Loan repayment service and collection management services are highly interrelated because the Company is required to follow up with the borrowers for repayment while at the same time put much efforts to assist in the collection efforts when the loan becomes delinquent. As a result, loan management services and collection management services are not separately identifiable in the context of the contract and accordingly are treated as a bundled single performance obligation.

The Company evaluates its loan repayment and collection management service contracts and determined that there is no standalone selling price for each of loan repayment and collection management service contracts, and no variable consideration or separated deliverables identified in the same fixed contract, because the Company’s promise to transfer each of these services is not separately identifiable from other promises in the contract. As a result, fixed fees received from the customers upfront are deferred first, and then ratably recognized as revenue over the loan terms or for an extended service period of 12 months starting on the day such loan becomes delinquent, when designated services are performed.

Additionally, in response to the Staff’s comments, the Company revised its disclosure on page F-14 of the Amended Draft Registration Statement No.1 to revise the disclosure of revenue recognition associated with the Company’s loan repayment and collection management services.

22. Please revise your disclosure to provide an enhanced discussion explaining how each performance obligation associated with consumer loan repayment and collection management services is satisfied and the effect that these factors have on the contract liability balance. In the event you recognize revenue over time, please disclose how you measure progress toward complete satisfaction of each of the performance obligations. Refer to ASC 606-10-50-9, ASC 606-10-50-10(e) and ASC 606-10-50-17.

Response: In response to comments #19 to #21 above, the Company revised its disclosure of revenue recognition related to how its performance obligation associated with consumer loan repayment and collection management services is satisfied. In addition, in response to the Staff’s comment, the Company revised its disclosure on page F-14 of the Amended Draft Registration Statement No.1 to revise its disclosure on the effect of satisfaction its performance obligation on its contract liabilities.

Revenue recognition, page F-13

23. We note your disclosure on page F-13 that you early adopted ASC 606 using the modified retrospective approach. Please revise future filings to disclose when you adopted ASC 606.

Response: In response to the Staff’s comments, the Company revised its disclosure on page F-13 of the Amended Draft Registration Statement No.1 to revise the disclosure of the ASC 606 adoption date.

Revenue from services provided to borrower for loan recommendation, page F-14

24. We note from your disclosure on page 89 that you charge your referral partners a commission pursuant to a service agreement. Please revise to disclose your revenue recognition policy for these commissions along with the applicable disclosures required by ASC 606-10-50.

Response: In response to the Staff’s comments, the Company revised its disclosure on page F-14 of the Amended Draft Registration Statement No.1 to revise the disclosure of revenue recognition associated with the Company’s loan recommendation services.

Note 13 Segment Reporting, page F-24

25. We note your disclosure that management of the Company concluded that it has only one reporting segment, which is followed by a table indicating the Company has three segments: consumer loan repayment and collection management; loan recommendation services; and prepaid network services. Please revise as necessary to clarify this discrepancy.

Response: In response to the Staff’s comments, the Company revised its disclosure on page F-24 of the Amended Draft Registration Statement No.1 to revise the segment disclosure.

Item 7. Recent Sales of Unregistered Securities, page II-2

26. Please disclose the exemption from registration claimed for these issuances and state briefly the facts relied upon to make the exemption available. Refer to Item 701 of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised its disclosure on page II-2 of the Amended Draft Registration Statement.

Exhibit Index, page II-6

27. Please file executed copies, rather than or in addition to the “Form of” versions, of Exhibits 10.3 through 10.8 with your public filing and prior to requesting effectiveness.

Response: In response to the Staff’s comment, the Company will file executed copies of Exhibits 10.3 through 10.8 with its public filing and prior to requesting effectiveness.

General

28. We note that you appear to refer to clients or customers as investors throughout your registration statement. Please clearly disclose how these investors differ from shareholders, and consider identifying your clients or customers in a way that distinguishes them from current and future shareholders, or advise.

Response: In response to the Staff’s comment, the Company revised its disclosure throughout the Amended Draft Registration Statement to refer to its customers as such and not as investors.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Qiaoling Lu
Qiaoling Luq
CEO
cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC